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                                                                      Exhibit 99


METATEC CORPORATION                                                 NEWS RELEASE
--------------------------------------------------------------------------------
7001 Metatec Blvd.
Dublin, OH 43017

                             FOR IMMEDIATE RELEASE

        METATEC REACHES DEFINITIVE AGREEMENT TO PURCHASE IMATION CD-ROM
                               SERVICES BUSINESS

CONTACT:  RICHARD BAKER
          CORPORATE COMMUNICATIONS
          METATEC CORPORATION
          (614) 766-3184

DUBLIN, Ohio, July 30, 1998 -- Metatec Corporation today announced that it has reached a definitive agreement with Imation Corp. on the purchase of Imation's CD-ROM services business assets. Metatec had announced on June 15 that it had signed a letter of intent to purchase Imation's CD-ROM services business assets. The Imation CD-ROM services business generated revenues of approximately $60 million in 1997.

         Completion of the transaction, which is expected in the third quarter of 1998, remains subject to certain conditions.

         Purchase of Imation's CD-ROM services business will give Metatec expanded capacity and coverage in the U.S. and new capabilities in Europe. The asset purchase and other planned equipment purchases will almost double Metatec's manufacturing and fulfillment capacity.

         The asset purchase includes Imation plant operations in Fremont, Calif., Breda, The Netherlands and Menomonie, Wisc. Metatec anticipates that the Menomonie plant operations will be transferred to Metatec's Dublin, Ohio, manufacturing plant by the end of the fourth quarter of 1998 after completion of a transitional operations period in Menomonie. A client services center providing customer and technical support will be maintained in Menomonie.

         Metatec, a leading information services company, helps customers utilize CD-ROM, DVD-ROM and related communication technologies to publish and distribute information and software. From its ISO 9002-certified manufacturing and distribution headquarters in the Columbus, Ohio metropolitan area, Metatec offers its customers a variety of services including data preparation and mastering, disc replication, printing, fulfillment, warehousing, distribution, electronic tracking and inventory management. Metatec maintains sales and support offices throughout the United States. Metatec common stock is traded over NASDAQ under the symbol "META." The company's web site is www.metatec.com.

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